AXAR CAPITAL MANAGEMENT, LP

915 Broadway, Suite 502

New York, NY 10010

September 22, 2021

Board of Directors StoneMor Inc.

3331 Street Rd

Suite 200

Bensalem, PA 19020

Ladies and Gentlemen:

As you are aware, Axar Capital Management, LP (“Axar” or “we”) owns approximately 75% of the outstanding common stock of StoneMor Inc. (the “Company”).

We are interested in pursuing discussions concerning strategic alternatives that may be beneficial for the Company and its various stakeholders. We would expect any such discussions would be conducted with a special committee of independent directors (a “Special Committee”) established by the Board of Directors of the Company (the “Board”), assisted by independent financial and legal advisors retained by the Special Committee.

Any potential transaction involving Axar would be subject to approval of the Special Committee and the Board, the negotiation and execution of mutually satisfactory transaction agreement and customary terms. Any potential transaction structured as a take-private transaction would also be subject to a customary closing condition that the approval of holders of a majority of the outstanding common stock not owned by Axar or its affiliates be obtained.

We have engaged Schulte Roth & Zabel LLP as our legal advisor and would, at the appropriate time, engage a financial advisor. We and our advisors look forward to working with the Special Committee and its advisors in connection with this discussion.

Should you have any questions, please do not hesitate to contact us or our advisors.

Very truly yours,

AXAR CAPITAL MANAGEMENT, LP

By: Axar GP, LLC, its General Partner

By:

Name: Andrew Axelrod

Title: Sole Member